January 9, 2014

Via Edgar Correspondence

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Valerie Lithotomos

Re:	Preliminary Proxy Materials for:
	Value Line Asset Allocation Fund, Inc.	(33-62240; 811-07702)
	Value Line Centurion Fund, Inc.	(2-86337; 811-03835)
	Value Line Core Bond Fund	(33-01575; 811-04471)
	The Value Line Fund, Inc.	(2-10827; 811-02265)
	Value Line Income and Growth Fund, Inc.	(2-11153; 811-02277)
	Value Line Larger Companies Fund, Inc.	(2-31640; 811-01807)
	Value Line Premier Growth Fund, Inc.	(2-12663; 811-02278)
	Value Line Small Cap Opportunities Fund, Inc.	(33-56028; 811-07388)
	Value Line Strategic Asset Management Trust	(33-16245; 811-05276)

Dear Ms. Lithotomos:

This letter responds to comments of the staff of the Securities and Exchange Commission (“Commission”) transmitted orally to Leonard A. Pierce, Gretchen Passe Roin and Amanda Border of Wilmer Cutler Pickering Hale and Dorr LLP on December 19, 2013, relating to the Preliminary Proxy Statement on Schedule-14A (the “Proxy Statement”) of each of the above named Registrants (each, a “Fund” and collectively, the “Funds”) which was filed with the Commission on December 13, 2013.  The Proxy Statement relates to a special meeting of the shareholders of the Funds, the purpose of which is to solicit shareholder approval of changes in, or the removal of, certain fundamental investment policies of each Fund, and to reclassify certain investment objectives and policies as non-fundamental.

In response to the comments of the staff, attached hereto for electronic filing on behalf of the Funds pursuant to Rule 14a-6(b) of Regulation 14A under the Securities Exchange Act of 1934 (the “1934 Act”) and Rule 101(a) of Regulation S-T are definitive proxy materials consisting of Amendment No. 1 to the Proxy Statement, a notice of meeting, and a form of proxy card (the “Definitive Proxy Materials”).  Pursuant to Rule 14a-6(d) of Regulation 14A under the 1934 Act, please be advised that the Funds intend to mail the Definitive Proxy Materials on or about January 13, 2014 to the shareholders of record of the Funds as of the record date.

For the staff’s convenience, its comments are restated below, followed by the Funds’ responses.  Unless otherwise indicated, all page numbers refer to, and undefined terms have the meanings given in, the Proxy Statement as filed on December 13, 2013.

Ms. Valerie Lithotomos
January 9, 2014

Comment 1

If adopted by a Fund’s shareholders, each of Proposals A through G (now identified by number as Proposals 1 through 7) would replace the Fund’s existing fundamental policy with a policy that authorizes the Fund to engage in the  specified activity “[e]xcept as permitted by (i) the 1940 Act and the rules and regulations thereunder, or other successor law governing the regulation of registered investment companies, or interpretations or modifications thereof by the SEC, SEC staff or other authority of competent jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff, or other authority of competent jurisdiction.”  Please describe what changes each Fund intends to make to its investment program and principal investment strategies in order to take advantage of this authorization if the Proposals are approved.

Response 1

The Adviser has represented that adoption of the Proposals will not materially affect the manner in which any Fund’s investment program is conducted, as set forth in the Fund’s current prospectus and statement of additional information.  This representation is set forth on page 4 of the Proxy Statement and repeated with respect to each Proposal on pages 8, 9, 10, 12, 13, 14 and 17 of the Proxy Statement.  The only change currently intended by the Adviser is to begin investing in other investment companies, from time to time, a portion of the assets of Funds whose shareholders approve Proposal 4 which eliminates the prohibition on investing in other investment companies.  However, any such investment would not be a principal strategy for the Fund, as described in greater detail on pages 4 and 17 of the Proxy Statement (pages 4 and 16 of the revised Proxy Statement).

Comment 2

Please explain what additional risks will be associated with investment in each Fund should the Proposals be approved.

Response 2

Based on the Adviser’s representation described in Response 1 and set forth in the Proxy Statement, the Board anticipates that the changes, individually or in the aggregate, will not result in a material change to the investment risks associated with an investment in any Fund because, as explained in Response 1, there will be no changes to any Fund’s principal investment strategies or investment program.  To the extent that a Fund whose shareholders adopt Proposal 4 will begin investing in other investment companies from time to time, the risks associated with such a non-principal investment strategy are set forth on page 17 of the Proxy Statement (page 16 of the revised Proxy Statement).  Such additional risks will also be reflected in each Fund’s Registration Statement, as appropriate, before such a change in investment strategy is implemented.

Ms. Valerie Lithotomos
January 9, 2014

Comment 3

Using discretion as necessary to maintain the readability of the Proxy Statement, please consider moving each of the statements of existing fundamental policies from the Appendix to the body of the Proxy Statement, so that such statements will appear under the sub-heading of the relevant Proposal to revise, eliminate or reclassify it.

Response 3

The Funds will move each of the existing fundamental policies that are to be revised or eliminated pursuant to Proposals A through G from the Appendix to the body of the Proxy Statement.  Such existing fundamental policies will appear under the sub-heading of the relevant Proposal revising it.  Proposal H will be revised in accordance with Comment 4, and each of the existing fundamental policies to be eliminated pursuant to the current Proposal H will be moved to the body of the Proxy Statement and appear in the same manner as Proposals A through G (now numbered as Proposals 1 through 7).

Comment 4

Please revise Proposal H to permit shareholders of a given Fund to vote independently on the elimination of each fundamental investment policy that is currently “bundled” for shareholder consideration and approval en masse.

Response 4

Accepted.  Proposal H has been separated into Proposals 8 through 15 in the revised Proxy Statement.

Comment 5

Please confirm that, if the Proposals are approved, each Fund’s Registration Statement will explain for each fundamental policy what is currently required or permitted by the 1940 Act and the rules and regulations thereunder, or by the interpretive guidance thereof by the SEC or SEC staff, and explain each Fund’s current intention with respect to those investment practices permitted by the 1940 Act.

Response 5

Confirmed.

Ms. Valerie Lithotomos
January 9, 2014

*******************

Per the staff of the Commission’s request and pursuant to the Commission’s press release (“Commission Staff to Publicly Release Comment Letters and Responses,” 2004-89), the Funds acknowledge the following:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Funds may not assert these staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that these responses adequately address your comments.  Should you have any further questions or comments, please do not hesitate to contact Leonard A. Pierce or Gretchen Passe Roin of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6440 and (617) 526-6787, respectively.

Very truly yours,

By:	/s/ Leonard A. Pierce
Leonard A. Pierce

cc: Gretchen Passe Roin, Esq.
      Peter Lowenstein, Esq.